UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish securities market regulator (Comisión Nacional del Mercado de Valores) about the following

Significant Event

The Company has terminated, with effects as of 21 April 2015 and in accordance with its terms, the liquidity agreement that, in respect of its Class B shares (ISIN ES0105200002), was entered into with Santander Investment Bolsa, Sociedad de Valores, S.A. on 8 November 2012, termination that has been communicated to Santander Investment Bolsa, Sociedad de Valores, S.A. in accordance with the terms set forth in such liquidity agreement. We enclose the corresponding details from the date of the latest communication, 10 February 2015, until the termination date.

	Shares	Cash

Initial balance on 06/02/2015	1,199,550	505,158.23	(1)

Acquisitions	50,673,683	-156,215,607.08

Transfers	(50,913,683)	156,644,523.85

Final balance on 20/04/2015	959,550	934,075.00

(1) There is a difference of 0.25€ between the initial balance of cash of this communication and the final balance of cash of the latest corresponding to adjustments made to the balance by the financial entity after the communication.

Balance of the securities account on the execution date of the liquidity agreement: 800,000 shares

Balance of the cash account on the termination date and on execution date: €2,000,000

Seville, 21 April 2015

Type of transaction	Date	Shares	Total on such date	Class of share	Exchange	Cash
	06/02/2015		1.199.550
C	09/02/2015	760.000	1.959.550	B	2,66	(2.021.232,88)
V	09/02/2015	(780.000)	1.179.550	B	2,66	2.072.294,98
C	10/02/2015	550.377	1.729.927	B	2,68	(1.476.286,36)
V	10/02/2015	(560.000)	1.169.927	B	2,68	1.499.987,45
C	11/02/2015	1.219.623	2.389.550	B	2,63	(3.202.323,75)
V	11/02/2015	(1.140.000)	1.249.550	B	2,62	2.987.091,58
C	12/02/2015	1.490.000	2.739.550	B	2,62	(3.905.458,24)
V	12/02/2015	(1.530.000)	1.209.550	B	2,62	4.005.632,01
C	13/02/2015	1.260.000	2.469.550	B	2,74	(3.447.390,45)
V	13/02/2015	(1.300.000)	1.169.550	B	2,73	3.551.413,15
C	16/02/2015	1.040.000	2.209.550	B	2,78	(2.890.894,12)
V	16/02/2015	(1.080.000)	1.129.550	B	2,77	2.996.227,07
C	17/02/2015	1.330.000	2.459.550	B	2,82	(3.752.561,08)
V	17/02/2015	(1.320.000)	1.139.550	B	2,82	3.718.951,81
C	18/02/2015	1.395.000	2.534.550	B	2,85	(3.970.421,77)
V	18/02/2015	(1.500.000)	1.034.550	B	2,84	4.263.986,18
C	19/02/2015	1.420.000	2.454.550	B	2,93	(4.163.361,00)
V	19/02/2015	(1.500.000)	954.550	B	2,93	4.392.381,81
C	20/02/2015	1.600.000	2.554.550	B	3,05	(4.880.545,96)
V	20/02/2015	(1.600.000)	954.550	B	3,05	4.879.016,94
C	23/02/2015	1.600.000	2.554.550	B	3,09	(4.951.972,34)
V	23/02/2015	(1.600.000)	954.550	B	3,09	4.946.641,94
C	24/02/2015	1.545.000	2.499.550	B	3,08	(4.755.986,11)
V	24/02/2015	(1.605.000)	894.550	B	3,07	4.932.942,37
C	25/02/2015	1.410.362	2.304.912	B	3,05	(4.300.555,89)
V	25/02/2015	(1.354.057)	950.855	B	3,04	4.122.602,17
C	26/02/2015	1.005.000	1.955.855	B	3,03	(3.047.454,39)
V	26/02/2015	(985.000)	970.855	B	3,03	2.983.110,77
C	27/02/2015	890.000	1.860.855	B	3,02	(2.690.586,54)
V	27/02/2015	(890.000)	970.855	B	3,02	2.687.562,93
C	02/03/2015	850.000	1.820.855	B	3,04	(2.587.340,50)
V	02/03/2015	(850.000)	970.855	B	3,04	2.584.183,53
C	03/03/2015	950.000	1.920.855	B	3,02	(2.870.516,38)
V	03/03/2015	(930.000)	990.855	B	3,02	2.807.854,40
C	04/03/2015	820.000	1.810.855	B	2,99	(2.453.489,13)
V	04/03/2015	(880.000)	930.855	B	2,99	2.629.343,48
C	05/03/2015	1.305.000	2.235.855	B	3,09	(4.034.036,37)
V	05/03/2015	(1.411.305)	824.550	B	3,08	4.352.460,74
C	06/03/2015	1.460.000	2.284.550	B	3,19	(4.664.178,14)
V	06/03/2015	(1.470.000)	814.550	B	3,19	4.689.733,13
C	09/03/2015	910.000	1.724.550	B	3,23	(2.938.405,99)
V	09/03/2015	(910.000)	814.550	B	3,23	2.934.927,65
C	10/03/2015	860.000	1.674.550	B	3,19	(2.741.120,18)
V	10/03/2015	(820.000)	854.550	B	3,18	2.608.665,82
C	11/03/2015	1.190.000	2.044.550	B	3,15	(3.748.808,02)
V	11/03/2015	(1.170.000)	874.550	B	3,15	3.681.237,01
C	12/03/2015	1.007.271	1.881.821	B	3,11	(3.135.056,48)
V	12/03/2015	(1.017.271)	864.550	B	3,11	3.158.927,98
C	13/03/2015	930.000	1.794.550	B	3,09	(2.872.688,04)

Type of transaction	Date	Shares	Total on such date	Class of share	Exchange	Cash
V	13/03/2015	(850.000)	944.550	B	3,08	2.621.952,99
C	16/03/2015	700.000	1.644.550	B	3,10	(2.168.708,16)
V	16/03/2015	(680.000)	964.550	B	3,09	2.102.327,67
C	17/03/2015	1.150.000	2.114.550	B	3,00	(3.451.463,06)
V	17/03/2015	(1.130.000)	984.550	B	2,99	3.381.337,74
C	18/03/2015	920.000	1.904.550	B	3,02	(2.778.157,78)
V	18/03/2015	(1.020.000)	884.550	B	3,02	3.079.108,57
C	19/03/2015	978.000	1.862.550	B	3,16	(3.085.730,47)
V	19/03/2015	(1.028.000)	834.550	B	3,15	3.239.498,84
C	20/03/2015	586.019	1.420.569	B	3,16	(1.852.061,03)
V	20/03/2015	(648.000)	772.569	B	3,16	2.045.757,39
C	23/03/2015	1.061.981	1.834.550	B	3,19	(3.386.931,90)
V	23/03/2015	(1.070.000)	764.550	B	3,19	3.408.020,74
C	24/03/2015	1.220.000	1.984.550	B	3,20	(3.904.677,84)
V	24/03/2015	(1.240.000)	744.550	B	3,20	3.962.996,76
C	25/03/2015	1.050.000	1.794.550	B	3,17	(3.326.681,73)
V	25/03/2015	(950.000)	844.550	B	3,16	3.004.225,59
C	26/03/2015	1.360.000	2.204.550	B	3,05	(4.154.744,10)
V	26/03/2015	(1.330.000)	874.550	B	3,05	4.058.737,02
C	27/03/2015	970.050	1.844.600	B	3,19	(3.094.390,47)
V	27/03/2015	(1.100.000)	744.600	B	3,19	3.506.187,51
C	30/03/2015	1.280.000	2.024.600	B	3,43	(4.389.097,15)
V	30/03/2015	(1.240.000)	784.600	B	3,42	4.244.873,41
C	31/03/2015	845.000	1.629.600	B	3,41	(2.877.639,43)
V	31/03/2015	(835.000)	794.600	B	3,40	2.839.317,52
C	01/04/2015	760.000	1.554.600	B	3,40	(2.582.166,00)
V	01/04/2015	(760.000)	794.600	B	3,39	2.579.103,05
C	02/04/2015	840.000	1.634.600	B	3,40	(2.852.344,15)
V	02/04/2015	(840.000)	794.600	B	3,39	2.848.980,58
C	09/04/2015	940.000	1.734.600	B	3,33	(3.126.341,55)
V	09/04/2015	(920.000)	814.600	B	3,32	3.054.969,23
C	10/04/2015	1.400.000	2.214.600	B	3,33	(4.668.493,14)
V	10/04/2015	(1.400.000)	814.600	B	3,33	4.663.279,93
C	13/04/2015	750.000	1.564.600	B	3,37	(2.526.792,09)
V	13/04/2015	(750.000)	814.600	B	3,37	2.523.982,42
C	14/04/2015	1.285.000	2.099.600	B	3,34	(4.290.417,81)
V	14/04/2015	(1.255.000)	844.600	B	3,33	4.183.610,22
C	15/04/2015	830.000	1.674.600	B	3,32	(2.758.708,33)
V	15/04/2015	(810.000)	864.600	B	3,32	2.689.095,13
C	16/04/2015	1.055.000	1.919.600	B	3,29	(3.474.483,07)
V	16/04/2015	(1.060.000)	859.600	B	3,29	3.482.331,35
C	17/04/2015	1.180.000	2.039.600	B	3,14	(3.703.494,03)
V	17/04/2015	(1.080.050)	959.550	B	3,13	3.380.937,03
C	20/04/2015	715.000	1.674.550	B	3,16	(2.259.413,68)
V	20/04/2015	(715.000)	959.550	B	3,16	2.256.716,26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 21, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary